Kaltura, Inc.
250 Park Avenue South, 10th Floor
New York, New York 10003
March 29, 2021
VIA EDGAR TRANSMISSION
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Jan Woo
Re:        Kaltura, Inc.
Registration Statement on Form S-1 (Registration No. 333-253699)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-253699) (the “Registration Statement”), of Kaltura, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 PM, Eastern Time, on March 31, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin Cohen at (212) 906-1623.
We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Benjamin Cohen of Latham & Watkins LLP at the number set forth above.
Thank you for your assistance in this matter.

Very truly yours,

Kaltura, Inc.

By:	/s/ Yaron Garmazi
Name: Yaron Garmazi
Title: Chief Financial Officer
cc:
Ron Yekutiel, Chairman and Chief Executive Officer, Kaltura, Inc
Michal Tsur, President, Chief Marketing Officer and General Manager, Technology Sector, Kaltura, Inc.
Byron Kahr, Esq., General Counsel, Kaltura, Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Benjamin Cohen, Esq., Latham & Watkins LLP
Nitzan Hirsch-Falk, H-F & Co.
Yuval Oren, H-F & Co.
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Emily Roberts, Esq., Davis Polk & Wardwell LLP
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